Mail Stop 4561

May 30, 2006

John Jenkins
SAN Holdings, Inc.
9800 Pyramid Court, Suite 130
Englewood, CO 80112

> **Re:** **SAN Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-25839**

Dear Mr. Jenkins:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.   Please note that the disclosures in MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements. This section is not intended to duplicate disclosures included in the notes. Disclosures regarding your critical accounting policies should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, whether the estimates/assumptions are reasonably likely to change in the

future and any other disclosures related to the estimates and assumptions involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. Tell us what consideration you have given to providing such disclosures. See SEC Release No 33-8040 "Cautionary Advice Regarding Disclosure about Critical Accounting Policies" (FR-60).

Controls and Procedures, page 35

2.   We note your statement that "management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluated the cost-benefit relationship of possible controls and procedures." Revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

3.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

4.   Please be advised that the above comments related to Controls and Procedures are also applicable for the above-referenced Form 10-Q.

Audited Financial Statements

5.   Rule 4-08(k) of Regulation S-X requires that related party amounts be separately identified on the face of the balance sheet, income statement, and statement of cash flows. Tell us how your presentation complies with the Rule.

Consolidated Statement of Cash Flows, page F-5

6.	We note your presentation of information about the net amounts of cash receipts and payments within several line items included in the financing activities section of your consolidated statement of cash flows. Tell us how you considered the requirements of paragraph 11 of SFAS 95 when determining your presentation format.

Notes to Consolidated Financial Statements

Note 4 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, pages F-13 and F-14

7.	Throughout your filing you describe yourself as a provider of "storage solutions" and the descriptions of your sales models (page 6) and your individual products and services (pages 3 and 4) suggest that your arrangements contain multiple elements, including software. While we note that you recognize revenue related to EarthWhere license fees in accordance with SOP 97-2, clarify how you determined that your Storage Solutions arrangements are outside of the scope of SOP 97-2, as they appear to include elements of hardware, software and services, including maintenance. We also note that your "software license agreements generally do not include multiple products and services", however, you also indicate that "consulting and maintenance services are billed separately from the license" and that PCS is also billed separately (page F-14). These statements suggest that your software arrangements may contain multiple elements. Please explain.

8.	We note that you recognize revenue from the resale of data storage systems based on the respective shipping terms, "provided that no significant uncertainties regarding customer acceptance exist, and depending upon the terms of the contract." Describe the nature of these uncertainties and indicate how prevalent they are in your resale transactions. Additionally, tell us whether you offer any rights of return to your customers and the details of any such return rights.

9.	For multiple element arrangements accounted for under SOP 97-2, tell us whether you have established VSOE of fair value for each of the elements and describe the process you follow in establishing VSOE.

Harris and Sun Solunet Credit Facilities, page F-19

10.	We note your issuance of warrants as consideration to Sun Capital Partners II, LP in exchange for their guaranty of your Harris Trust revolving credit lines. Tell us the accounting literature upon which you relied in determining the fair value of the warrants. Tell us how you considered SFAS 133 and EITF 00-19 in determining that equity classification was appropriate.

Exhibits 31.01 and 31.02

11. Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm. Please confirm that Messrs Jenkins and Ogden signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

Form 10-Q for the quarterly period ended March 31, 2006

Note 3 – Private Placement, pages 6 - 9

12. We note that you entered into a private placement equity transaction on March 2, 2006, which included convertible Series A preferred stock. We note from your subsequent filings that you completed two additional, similar, transactions during the quarter ended March 31, 2006. For each of these transactions, tell us how you evaluated the conversion feature associated with these instruments in order to determine whether there existed an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered each of the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. As part of your response, explain how you have determined whether the preferred stock is more akin to debt or to equity. See paragraph 61(l) of SFAS 133. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133.

13. We note the warrants issued on March 2, 2006 as part of a private placement and two additional issuances in connection with subsequent closings during the quarter ended March 31, 2006. Tell us how you accounted for these warrants at issuance. That is, explain how you considered whether the instrument meets the definition of a derivative in accordance with SFAS 133. Furthermore, tell us how you considered paragraphs 12 through 32 of EITF 00-19 in determining whether equity or liability classification was appropriate.

14. We note that in calculating the fair value of the warrants using the Black-Scholes option pricing model that you used an expected term rather than the contractual term. Tell us how you determined that the use of the expected term was appropriate, including the accounting literature on which you relied, and whether

using the contractual term would result in a material change to the amount recognized.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Tamara Tangen at 202-551-3443 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief